UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cessation and Proposed Sale of the Mainland China Business

On January 20, 2023, the board of directors (the “Board”) of Metalpha Technology Holding Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (formerly known as Dragon Victory International Limited, the “Company”), unanimously approved the Company’s plan to discontinue and cease all business operations in Mainland China (collectively, the “Mainland China Business”), which are conducted by the Company through its subsidiaries and variable interest entities, and to dispose of the Mainland China Business by selling it to one or more third parties. The Board noted that the Mainland China Business has been and continues to be operated with tremendous difficulty and uncertainty in a challenging economic environment. Hence, the Board determined that the cessation and proposed sale of the Mainland China Business would be in the best commercial interests of the Company and would enable the management to focus on growing the Company’s digital asset related business outside of Mainland China.

Amendment to Material Definitive Agreements

On August 6, 2021, the Company entered into a certain Consulting and Warrant Issuance Agreement (the “Consulting Agreement”), with Natural Selection Capital Holdings Limited, a Cayman Islands company (the “Consulting Company”), and Mr. Ming Ni (“Mr. Ni,” and together with the Consulting Company, the “Consultants”). Pursuant to the Consulting Agreement, the Consultants agreed to provide certain services to the Company in connection with the Business Transformation (as defined in the Consulting Agreement), and the Company agreed to issue (i) warrants to the Consulting Company in four equal tranches to purchase an aggregate of 14,000,000 Ordinary Shares (the “Consulting Company Warrants”) and (ii) warrants to Mr. Ni to purchase an aggregate of 2,000,000 Ordinary Shares (the “Ni Warrants). The Consulting Company Warrants will become exercisable on the later of (i) the one-year anniversary of the issuance and (ii) the applicable Vesting Dates (as defined in the Consulting Agreement) and will expire on the 10th anniversary from the date on which they become exercisable (the “Consulting Company Warrant Expiry Dates)”. The Ni Warrants will become exercisable once issued and will expire five years after issuance.

On January 26, 2023, the Company and the Consultants entered into an Amendment Agreement to the Consulting Agreement (the “Amendment Agreement”), to change each of the Consulting Company Warrant Expiry Dates to August 6, 2031.

The foregoing description of the Consulting Agreement and the Amendment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Consulting Agreement and the Amendment Agreement, which are filed hereto as Exhibit 10.1 and Exhibit 10.2 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Consulting and Warrant Issuance Agreement dated August 6, 2021 by and between the Company and the Consultants (incorporated by reference to Exhibit 10.2 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 9, 2021)
10.2	Amendment Agreement to the Consulting and Warrant Issuance Agreement dated January 26, 2023 by and between the Company and the Consultants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: January 30, 2023

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